FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934
                         For the month of November 2004
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

                                EXPLANATORY NOTE:

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS, DATED APRIL 19, 2000, OF G. WILLI-FOOD INTERNATIONAL LTD. ("REGISTRANT") INCLUDED IN REGISTRANT'S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-11848), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERCEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                    CONTENTS

     On November 22, 2004, G. Willi-Food International Ltd. ("Registrant") announced that on November 21, 2004 Registrant's board of directors approved a plan to achieve compliance with the continued listing requirements of Nasdaq Marketplace Rule 4320(e)(5) requiring that at least 500,000 shares be publicly held (the "Rule"). For purposes of the Rule, shares held by officers, directors or 10% beneficial owners are not considered publicly held. Pursuant to the plan, on November 22, 2004, Registrant's controlling shareholder, Willifood Investments Ltd., and Joseph Williger, an officer and director of Registrant, sold an aggregate of 75,000 ordinary shares. As a result of the sale, Registrant believes that it is in compliance with the Rule. In addition, the board of directors approved a one for one stock dividend of Registrant's ordinary shares to further increase Registrant's number of publicly held shares to more then 1,000,000 shares. The record date for the stock dividend is December 8, 2004 and the stock dividend will be paid on December 22, 2004.

     If Registrant fails in the future to comply with the Rule or with any of the other requirements for the continued listing of the ordinary shares on The Nasdaq SmallCap Market, Registrant could be delisted from The Nasdaq SmallCap Market.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  November 22, 2004

                                                By: /s/ Joseph Williger
                                                -------------------------
                                                Joseph Williger
                                                Chief Executive Officer